Mail Stop 3628

October 5, 2009

Via U.S. Mail

Mr. Richard C. Carlson
ProUroCare Medical Inc.
6440 Flying Cloud Drive, Suite 101
Eden Prairie, Minnesota 55344

Re: **ProUroCare Medical Inc.**
Schedule TO-I
Filed on September 25, 2009
File No. 005-81640

Dear Mr. Carlson:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us supplementally with your detailed legal analysis as to the applicability of Rule 13e-3 to this transaction.

Offer Period, page 7

2.   Here and elsewhere in the document you state that, in the case of an extension, all warrants previously tendered will be deemed exercised as of the original

expiration date. Please tell your analysis as to how this is consistent with
Rule 13e-4(f)(2), or revise your disclosure throughout the offer document.

3.   You state that you reserve the right, in your sole discretion, to withdraw the offer
at any time. This improperly implies that you may withdraw your offer without
regard to whether any of the specified conditions have occurred, which would
make your offer illusory. Please revise your disclosure.

4.   You state that you may give oral notice of an extension to holders who have not
tendered any warrants for early exercise. Please advise us as to how oral notice of
any extension, given only to holders who have not yet tendered, is reasonably
calculated to reach registered holders of the outstanding warrants or otherwise
satisfies the requirements of Rule 14e-1(d).

Withdrawal Rights, page 11

5.   You state that, if you delay in accepting for exercise any warrants for any reason,
you may retain all warrants tendered. Clarify in what circumstances you will
delay acceptance, and confirm that any such delay will be consistent with
Rule 14e-1(c). For example, if you are referring to the right to delay acceptance
only due to an extension of the offer, so state.

Acceptance for Issuance of Shares and Replacement Warrants, page 11

6.   Despite the heading of this section, you have not addressed the issuance of the
Replacement Warrants. Please revise.

Summary Financial Information and Pro Forma Financial Information, page 16

7.   You do not appear to have disclosed book value per share or the ratio of earnings
to fixed charges. Please advise, or revise your disclosure. Refer to
Item 1010(c)(4) and (5) of Regulation M-A.

Replacement Warrants, page 27

8.   Please provide us supplementally with your legal analysis at to the applicability of
Rule 13e-4 to the redemption provisions appearing in the Replacement Warrants.

Where You Can Find More Information, page 29

9.   The federal securities laws do not authorize incorporation by reference into your
offering document of future filings made with the Commission. Please revise to

indicate, if true, that you will amend your offering materials to disclose material changes to the information published, sent or given to security holders, to the extent required.

* * * * *

Please promptly amend your filing in response to these comments. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

    You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Daniel F. Duchovny, Special Counsel, at (202) 551-3619.

                                        Sincerely,

                                        David L. Orlic
                                        Attorney-Advisor
                                        Office of Mergers and Acquisitions

cc: Via facsimile: (612) 492-7077
        Robert K. Ranum, Esq.
        Fredrikson & Byron, P.A.